UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

MAIR HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

59066B102

(CUSIP Number)

Michael L. Miller

Vice President – Law and Secretary

Northwest Airlines Corporation

2700 Lone Oak Parkway

Eagan, Minnesota 55121

Telephone: (612) 727-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59066B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) NORTHWEST AIRLINES CORPORATION IRS IDENTIFICATION NO. 41-1905580

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

INTRODUCTION

This Amendment No. 5 relates to the Schedule 13D filed on behalf of Northwest Airlines Corporation, a Delaware corporation (“Northwest”), with the Securities and Exchange Commission (the “SEC”) on January 13, 1999, as amended by Amendment No. 1 filed with the SEC on November 2, 2000, Amendment No. 2 filed with the SEC on June 15, 2001, Amendment No. 3 filed with the SEC on December 22, 2006, and Amendment No. 4 filed with the SEC on January 29, 2007 (the “Schedule 13D”), relating to shares of common stock, $0.01 par value per share (“Issuer Common Stock”), of Mair Holdings, Inc. (the “Issuer”), a Minnesota corporation.

Items 4 and 5 of the Schedule 13D are amended as follows:

Item 4.	Purpose of Transaction
Item 4 is hereby amended by adding the following paragraph 8:

8.      On March 12, 2007, NWAI and the Issuer consummated the transactions contemplated by the SPA.  Pursuant to the SPA, among other things, (a) NWAI sold to the Issuer 5,657,113 shares of Issuer Common Stock for an aggregate purchase price of $35,356,956.25, $24,042,730.25 of which was paid by the Issuer to NWAI on March 12, 2007 and $11,314,226 of which shall be payable by the Issuer nine months following the date of the SPA, subject to acceleration of payment if certain events occur, including the making of at least $25,000,000 of cash distributions to the Issuer in Mesaba’s bankruptcy case in respect of the Issuer’s equity interest in Mesaba, and (b) NWAI’s warrant to purchase 4,112,500 shares of the Issuer Common Stock was cancelled.

Item 5.	Interest in Securities of the Issuer
Item 5(a) is hereby amended by replacing the first sentence thereof with the following sentence and by deleting the last sentence thereof:
(a) Northwest does not beneficially own any shares of Issuer Common Stock.
Item 5(b) is hereby replaced by the following:

(b)    Northwest does not have the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, in each case, of any shares of Issuer Common Stock.

Item 5(c) is hereby replaced by the following:

(c)    Paragraph 8 of Item 4 is incorporated herein by reference.  Other than the transactions described in paragraph 8 of Item 4, neither Northwest nor, to the best of its knowledge, any person listed on Attachment A to the Schedule 13D has effected any transaction in shares of Issuer Common Stock during the past 60 days.

Item 5(e) is hereby replaced by the following:
(e) On March 12, 2007, Northwest ceased to be the beneficial owner of more than five percent of the shares of Issuer Common Stock.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2007

NORTHWEST AIRLINES CORPORATION

	By:	/s/ Michael L. Miller
		Name:	Michael L. Miller
		Title:	Vice President – Law and Secretary